Exhibit 10.17

DATED 11th May 2005

MELCO LEISURE AND ENTERTAINMENT GROUP LIMITED

(as assignor and transferor)

and

MELCO ENTERTAINMENT LIMITED

(as assignee and transferee)

TRANSFER DEED

in relation to the entire issued equity capital of

Melco Hotels and Resorts (Macau) Limited

and

ASSIGNMENT DEED

in relation to a memorandum of agreement dated 28th October 2004

RICHARDS BUTLER
20th Floor
Alexandra House
16-20 Chater Road
Central, Hong Kong

i

THIS DEED is made this 11th day of May 2005

BETWEEN:-

(1)	MELCO LEISURE AND ENTERTAINMENT GROUP LIMITED, a company incorporated in British Virgin Islands with limited liability and having its registered office at the offices of Akara Building, 24 De Castro Street, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands (“Melco Leisure”); and

(2)	MELCO ENTERTAINMENT LIMITED, a company incorporated in the Cayman Islands and having its registered office at Walker House, Mary Street, P.O. Box 908GT, George Town, Grand Cayman, Cayman Islands (“Melco Entertainment”).

WHEREAS :-

(A)	On 28th October 2004, Great Respect and Melco Leisure entered into the Joint Venture MOA and established the Joint Venture, pursuant to which Great Respect, through its business relationships and connections in Macau, agreed to use its best endeavours to proceed to apply to the Macau Government for the grant of development rights in respect of one or more parcels of land in Cotai, Macau. Under the Joint Venture MOA, for expedience Melco Leisure would make available one of its Macau subsidiaries (which was ultimately the Company) to the Joint Venture, as the Macanese vehicle to make the application.

(B)	Under the Joint Venture MOA, Great Respect is responsible for all the costs and expenses incurred in relation to the application, except that the land premium payable for the grant of any land secured by the efforts of Great Respect for the Joint Venture is required to be borne by the parties to the Joint Venture MOA as to 50.8% by Melco Leisure and as to the balance of 49.2% by Great Respect.

(C)	The Joint Venture MOA provides that in the event the Macau Government agrees to make a grant of development rights in respect of one or more parcels of land in Cotai, Macau, to the Joint Venture, Melco Leisure and Great Respect shall have interests in the relevant land on a 50.8% (Melco Leisure): 49.2% (Great Respect) basis.

(D)	The Joint Venture MOA further provides that, upon a land application in respect of any land secured for the Joint Venture by the efforts of Great Respect being approved, Melco Leisure and Great Respect would form a joint venture to jointly develop the relevant land on a 50.8% (Melco Leisure):49.2% (Great Respect) basis.

(E)	Under the terms of the Joint Venture MOA, Melco Leisure is entitled to a 50.8% interest in the Macau Property and its subsequent development.

(F)	In March 2005, Melco and PBL established a 50/50 joint venture between the parties, namely, Melco PBL Holdings, to engage in the businesses of gaming, entertainment and hospitality in the Asia Pacific and Greater China regions.

(G)	Pursuant to the Shareholders Agreement entered into between Melco and PBL in respect of Melco PBL Holdings, all gaming ventures in Macau are required to be carried out by Melco and PBL through Melco Entertainment, a non-wholly owned subsidiary of Melco PBL Holdings in respect of which Melco has a 60% direct and indirect attributable interest.

(H)	On 9th March 2005, Melco Leisure and Melco Entertainment executed the Declaration Agreement pursuant to which Melco Leisure declared that all its rights and benefits under the Joint Venture MOA are held by it on behalf of Melco Entertainment and that it would, at the request of Melco Entertainment, and as required by the Shareholders Agreement, transfer its 50.8% interest under the Joint Venture MOA and its interest in the Company to Melco Entertainment.

(I)	On 21st April 2005, pursuant to the efforts of Great Respect on behalf of the Joint Venture, the Consent Letter was issued by the Macau Government to the Company, a wholly owned subsidiary of Melco Leisure, pursuant to which the Macau Government offered to the Company the right to be granted a long term lease of the Macau Property, to construct and develop an integrated entertainment resort.

(J)	At the request of Melco Entertainment and in accordance with the terms of the Shareholders Agreement and the Declaration Agreement, Melco Leisure has agreed to transfer its 50.8% interest in the Joint Venture and its interest in the Company to Melco Entertainment, upon the terms and subject to the conditions set out in this Deed.

THIS DEED WITNESSETH as follows:-

1.	INTERPRETATION

1.1	In this Deed, including the Recitals and Schedules hereto, unless the context otherwise requires, the following terms shall have the meanings set out below:-

“Announcement”	the press announcement in the agreed form annexed hereto as Annexure A, which is expected to be issued by Melco immediately following the execution of this Deed (subject to such amendments as the Stock Exchange and/or the SFC may approve and/or require);

“Assigned Property”	has the meaning ascribed to it in Clause 2.1(ii);

“Assignment”	the assignment of the Assigned Property by Melco Leisure to Melco Entertainment in accordance with Clause 2.1(ii) and other terms and conditions of this Deed;

“Business Day”	a day (excluding Saturday and any day on which a tropical cyclone warning no. 8 or above is hoisted at any time between 9:00 a.m. and 5:30 p.m. or on which a “black” rainstorm warning is hoisted at any time between 9:00 a.m. and 5:30 p.m.) on which licensed banks in Hong Kong are open for business;

“Companies Ordinance”	the Companies Ordinance (Chapter 32) of the laws of Hong Kong;

“Company”	Melco Hotels and Resorts (Macau) Limited, a company incorporated in Macau and the details of which are set out in Schedule 1;

“Completion”	completion of the transactions contemplated by this Deed in accordance with the provisions of Clause 5 and, where the context requires, also means the performance by the parties hereto of their respective obligations pursuant to Clause 5;

“Completion Date”	the third Business Day next following the date on which the last unfulfilled Condition is satisfied or waived or if Completion is deferred in accordance with Clause 5.2(i), such deferred date on which Completion takes place;

“Conditions”	the conditions set out in Clause 3.1;

“Consent Letter”	the letter dated 21st April 2005 issued by the Macau Government to the Company pursuant to which the Macau Government offered to the Company the right to be granted a long term lease of the Macau Property, to construct and develop an integrated entertainment resort, subject to the terms and conditions set out therein;

“Declaration Agreement”	the agreement dated 9th March 2005 entered into between Melco Leisure and Melco Entertainment;

“Deed of Assignment”	the deed of assignment in the form set out in Schedule 3 relating to the assignment of all of Melco Leisure’s right, title and interest in and under, and the full benefit of, the Joint Venture and the Joint Venture MOA, to be executed and delivered by Melco Leisure on Completion;

“Executive”	the executive director of the Corporate Finance Division of the SFC from time to time and any delegate of such executive director;

“Great Respect”	Great Respect Limited, a company incorporated in the British Virgin Islands and a party to the Joint Venture MOA;

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong;

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China;

“Joint Venture”	the joint venture between Great Respect and Melco Leisure established by the Joint Venture MOA;

“Joint Venture MOA”	the memorandum of agreement dated 28th October 2004 entered into between Melco Leisure and Great Respect, including any subsequent amendment or variation thereof or supplement thereto;

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange (as amended from time to time);

“Longstop Date”	31st August, 2005 or such other date as Melco Leisure and Melco Entertainment may agree in writing;

“Macau”	the Macau Special Administrative Region of the People’s Republic of China;

“Macau Government”	the government of Macau;

“Macau Property”	the plot of land in respect of which the Macau Government has offered the Company the right to apply for a long term lease, to construct and develop an integrated entertainment resort, the details of which are set out in Schedule 2;

“Melco PBL Holdings”	Melco PBL Holdings Limited, a 50/50 joint venture established between Melco and PBL under the laws of the Cayman Islands to engage in the businesses of gaming, entertainment and hospitality in the Asia Pacific and Greater China regions;

“Melco”	Melco International Development Limited, the holding company of Melco Leisure and a company incorporated in Hong Kong the shares of which are listed on the Stock Exchange;

“MOP”	Macau Pataca, the lawful currency of Macau;

“PBL”	Publishing and Broadcasting Limited, a company established under the laws of Australia and having its securities listed on the Australian Stock Exchange;

“Relevant Capital”	the amount of MOP25,000 in the equity capital of the Company, representing the entire issued equity capital of the Company as at the date hereof and as at Completion;

“SFC”	the Securities and Futures Commission of Hong Kong;

“Shareholders Agreement”	the shareholders agreement dated 8th March 2005 entered into between Melco and PBL which sets out the respective rights and obligations of Melco and PBL in relation to Melco PBL Holdings;

“Stock Exchange”	The Stock Exchange of Hong Kong Limited; and

“Takeovers Code”	the Hong Kong Code on Takeovers and Mergers (as amended from time to time).

1.2	In this Deed, references to “Recitals”, “Clauses”, “sub-Clauses”, the “Schedules” and the “Annexures” are to the introduction section preceding Clause 1, the clauses and sub-clauses of and the schedules and annexures to this Deed, respectively.

1.3	In this Deed, the singular includes the plural, words importing one gender include the other gender and the neuter and references to persons include bodies corporate or unincorporate. References to time are, unless otherwise provided herein, to Hong Kong time.

1.4	The definitions and designations (if any) adopted in the recitals shall apply throughout this Deed and the Schedules, unless the context requires otherwise.

1.5	References in this Deed to statutory provisions shall be construed as references to those provisions as respectively replaced, amended or re-enacted (whether before or after the date hereof) from time to time and shall include any provisions of which they are re-enactments (whether with or without modification) and any subordinate legislation made under such provisions.

1.6	Unless the context otherwise requires, the term “subsidiary” shall have the meaning ascribed thereto in section 2 of the Companies Ordinance and references to “holding company” shall be construed accordingly.

1.7	Headings in this Deed are inserted for convenience only and shall not affect the interpretation of this Deed.

2.	TRANSFER OF THE RELEVANT CAPITAL AND ASSIGNMENT OF ASSIGNED PROPERTY

2.1	In accordance with the terms of the Shareholders Agreement and the Declaration Agreement, and in consideration (the sufficiency of which is hereby duly acknowledged by each party hereto) of the mutual benefits to be derived by Melco and PBL under the Shareholders Agreement and the reciprocal covenants of each of them thereunder, subject to the terms and conditions of this Deed:-

(i)	Melco Leisure hereby agrees to transfer as beneficial owner, and Melco Entertainment hereby agrees to accept the transfer of, the Relevant Capital free from all liens, claims, equities, charges, encumbrances and third party rights of whatsoever nature and together with all rights now or hereafter becoming attached or accruing thereto; and

(ii)	Melco Leisure hereby assigns absolutely, with effect from the Completion Date, to Melco Entertainment all of Melco Leisure’s right, title and interest in and under, and the full benefit of, the Joint Venture and the Joint Venture MOA (the “Assigned Property”).

2.2	Melco Leisure shall remain liable to perform all the unperformed or outstanding obligations assumed by it under the Joint Venture MOA which are required to be performed prior to Completion (if any) and Melco Entertainment shall have no obligation under the Joint Venture MOA in the event of any failure by Melco Leisure to perform its obligations under the Joint Venture MOA which are required to be performed by it prior to Completion.

3.	CONDITIONS PRECEDENT

3.1	Completion of the Assignment and the obligations of Melco Entertainment are conditional upon:-

(i)	the passing of the necessary resolution(s) by the shareholders of Melco (other than those who are not permitted to vote pursuant to the Takeovers Code or the Listing Rules, or pursuant to any direction, order or decision of the Executive, the SFC or the Stock Exchange, on such resolution(s)) at the extraordinary general meeting(s) of Melco to be proposed for the purpose of approving this Deed and the transactions contemplated hereby;

(ii)	Melco having obtained all approvals and consents which are necessary or desirable for the completion of the transactions and the performance of the obligations contemplated under this Deed;

(iii)	all consents and approvals of any relevant governmental authorities or other regulatory bodies in Hong Kong and Macau which are necessary for entering into this Deed and the consummation of the transactions contemplated hereby having been obtained and not having been revoked; and

(iv)	the issue of a legal opinion by a qualified Macau legal counsel, in such form as may be agreed between Melco Leisure and Melco Entertainment, confirming, inter alia, the due establishment, incorporation and existence of the Company under the laws of Macau.

3.2	The Conditions set out in sub-Clauses 3.1(i) to 3.1 (iii) (inclusive) shall not be waived. The Condition set out in sub-Clause 3.1 (iv) may be waived by Melco Entertainment. If the Conditions shall not have been fulfilled or waived in full on or before 5:00 p.m. on the Longstop Date, all rights, obligations and liabilities of the parties hereunder shall cease and terminate and none of the parties shall have any claim against any other in respect of this Deed save for any antecedent breaches of this Deed.

3.3	Melco Leisure and Melco Entertainment shall cooperate to procure the fulfillment of the Condition set out in sub-Clause 3.1(iv) and Melco Entertainment shall provide all information reasonably necessary for the purposes of assisting the fulfillment of the Conditions set out in sub-Clauses 3.1(i) to (iii) to Melco Leisure and, if required, Melco, the Stock Exchange, the SFC and the Executive.

4.	REPRESENTATIONS AND WARRANTIES AND FURTHER ASSURANCE

4.1	Each party hereto represents and warrants to the other party that:-

(i)	it is duly incorporated and validly existing under the laws of the place of its incorporation and subject to satisfaction of the Conditions in sub-Clauses 3.1(i) to (iii), it has full power to enter into this Deed and to exercise its rights and perform its obligations hereunder and (where relevant) all corporate and other actions required to authorise its execution of this Deed and its performance of its obligations hereunder have been duly taken and this Deed constitutes a legal, valid and binding agreement on it and enforceable in accordance with the terms hereof;

(ii)	its obligations under this Deed will at all times constitute direct, unconditional, unsecured, unsubordinated and general obligations of, and will rank at least pari passu with, all other present and future outstanding unsecured obligations created or assumed by it;

(iii)	the execution, delivery, performance and completion of this Deed by it does not and will not violate in any respect any provision of (i) any law or regulation or any order or decree of any governmental authority, agency or court of any jurisdiction which is applicable to it; (ii) the laws and documents incorporating and constituting it prevailing as at the date of this Deed and as at Completion; or (iii) any mortgage, contract or other undertaking or instrument to which it is a party or which is binding upon it or any of its assets, and does not and will not result in the creation or imposition of any encumbrance on any of its assets pursuant to the provisions of any such mortgage, contract or other undertaking or instrument; and

(iv)	no consent, licence, approval or authorisation of or filing or registration with or other requirement of any governmental department authority or agency in any jurisdiction which is applicable to it is required in relation to the valid execution, delivery or performance of this Deed (or to ensure the validity or enforceability hereof).

4.2	Melco Leisure further represents and warrants to Melco Entertainment that as at the date of this Deed (which shall continue to be so up to Completion), the Company has never carried on any business other than those related or incidental to its application to the Macau Government for the grant of development rights in respect of parcel(s) of land in Cotai, Macau and that the Company does not own, hold or has any significant assets or liabilities (whether present, future, actual or contingent) other than those related to development of the Macau Property.

4.3	Melco Leisure shall, at any time and from time to time upon the written request of Melco Entertainment, promptly and duly execute and deliver to Melco Entertainment any and all such further instruments and documents that Melco Entertainment may require for perfecting or protecting its interest in respect of the Assigned Property and the Relevant Capital or as Melco Entertainment may consider necessary to obtain the full benefit of this Deed and of the rights and benefits agreed to be transferred by Melco Leisure to Melco Entertainment under this Deed.

4.4	Melco Leisure irrevocably appoints Melco Entertainment, with effect from Completion, to be Melco Leisure’s true and lawful attorney with full power, in the name of Melco Leisure to perform all or any of the acts that may be required to be performed by Melco Leisure under this Deed to perfect or protect Melco Entertainment’s interest in respect of the Assigned Property and the Relevant Capital or to obtain the full benefit of this Deed and of the rights and benefits agreed to be transferred by Melco Leisure to Melco Entertainment under this Deed.

5.	COMPLETION

5.1	Completion shall take place at 5:00 p.m. on the Completion Date at the offices of Melco at Penthouse, 38th Floor, the Centrium, 60 Wyndham Street, Central, Hong Kong (or such other place and time as Melco Leisure and Melco Entertainment may agree in writing) when all (but not part only) of the following business shall be transacted :-

(i)	Melco Leisure shall deliver to Melco Entertainment:-

(a)	copies of the board resolutions of Melco Leisure (or written resolutions signed by all the directors of Melco Leisure) approving the entering into and the performance of its obligations under this Deed;

(b)	instrument(s) of transfer, sold note(s) and such other transfer document(s) as required under the laws of Macau in respect of the Relevant Capital duly executed by the relevant legal and beneficial owner(s) thereof in favour of Melco Entertainment (and/or its nominee(s)) accompanied by the relevant certificate(s) for the Relevant Capital ;

(c)	copies of all powers of attorney or other authorities under which the transfer(s), sold note(s) and/or such other transfer document(s) as required under the laws of Macau (if required) in respect of the Relevant Capital have been executed;

(d)	such other documents as may be required to give to Melco Entertainment good title to the Relevant Capital and to enable Melco Entertainment and/or its nominee(s) to become the registered holder(s) thereof;

(e)	the legal opinion referred to in sub-Clause 3.l(iv);

(f)	the statutory and other books (including, without limitation, registers of members, transfers, directors and charges, and unissued and surrendered share certificates), records, accounts, cheque books and all title deeds and other documents of title of, or belonging to, or evidencing title to (or ownership of) the assets of the Company;

(g)	if so requested by Melco Entertainment in writing at least two Business Days prior to Completion, Melco Leisure shall deliver to Melco Entertainment (a) letter(s) of resignation of the company secretary or company secretaries and/or the director(s) of the Company nominated by and appointed to the Company by Melco Leisure, each such resignation to be executed under seal and to take effect as from Completion or such later date as Melco Entertainment may require confirming that the relevant director or company secretary (as the case may be) has no claim against the Company for which he/she acts as director or company secretary (as the case may be), whether by way of compensation for loss of employment or otherwise;

(h)	the board minutes of the Company (or the written resolutions signed by all the directors of the Company) approving the transfer of the Relevant Capital, the registration of Melco Entertainment and/or its nominee(s) as the registered holder(s) of the Relevant Capital and the resignations of directors and company secretaries (where applicable);

(i)	the Deed of Assignment, duly executed by Melco Leisure; and

(j)	a notice of assignment in a form acceptable to Melco Entertainment (acting reasonably), duly executed by Melco Leisure, notifying Great Respect of the Assignment under this Deed and the Deed of Assignment;

(ii)	Melco Entertainment shall:-

(a)	deliver to Melco Leisure a copy of the board minutes of Melco Entertainment (or written resolutions signed by all the directors of Melco Entertainment) approving the entering into and the performance of its obligations under this Deed and the transactions contemplated hereby; and

(b)	execute the Deed of Assignment.

5.2	Melco Leisure and Melco Entertainment shall not be obliged to complete or perform any of their respective obligations under sub-Clauses 5.1(i) and (ii) unless the other of them complies fully with the relevant requirements of sub-Clauses 5.1(i) and (ii) (as the case may be) applicable to it. If either of Melco Leisure or Melco Entertainment shall fail or be unable to comply with any of its respective obligations under sub-Clauses 5.1(i) or (ii) (as the case may be) on or before the date fixed for Completion, Melco Leisure or Melco Entertainment not in default (as the case may be) may:-

(i)	defer Completion to a date not more than 28 days after the said date (and so that the provisions of this Clause 5.2 shall apply to Completion as so deferred); or

(ii)	proceed to Completion so far as practicable but without prejudice to that party’s rights (whether under this Deed generally or under this Clause) to the extent that the other party or parties shall not have complied with its or their obligations hereunder; or

(iii)	terminate this Deed.

6.	CONFIDENTIALITY AND ANNOUNCEMENTS

Each of the parties hereto hereby undertakes to the other party to procure that no disclosure or public announcement or communication (other than the Announcement and any correspondence with any regulators and any circular to be despatched by Melco in connection with any matters referred to in Clause 3.1) concerning this Deed and the transactions contemplated hereby shall be made or despatched without the prior written consent (which consent shall not be unreasonably withheld or delayed) of the other party as to the context, timing and manner of making or despatch thereof except in the following circumstances:-

(i)	the disclosure is required by law, the Listing Rules, the Takeovers Code or the Stock Exchange or the SFC; or

(ii)	the information which a party hereto seeks to disclose is already in the public domain otherwise than as a result of a breach of this Clause by such party; or

(iii)	the disclosure is necessary for, or reasonably incidental to, the performance of the relevant obligations or the seeking of relevant consents contemplated by this Deed or the transactions contemplated hereby.

7.	NOTICES

7.1	Any notice, claim, demand, court process, document or other communication to be given under this Deed (collectively “communications” in this Clause) shall be in writing in the English language and may be served or given personally or sent to the facsimile number of the relevant party as specified in this Clause.

7.2	A change of address or facsimile number of the person to whom a communication is to be addressed pursuant to this Deed shall only be effective on the second Business Day after the relevant notice of change has been served in accordance with the provisions of this Clause on all other parties to this Deed with specific reference in such notice that such change is for the purposes of this Deed.

7.3	All communications shall be served by the following means and the addressee of a communication shall be deemed to have received the same within the time stated adjacent to the relevant means of despatch:-

Means of despatch	Time of deemed receipt
Local mail	second Business Days after date of despatch
Facsimile	on despatch
Personal delivery	upon receipt
Airmail from outside Hong Kong	fifth Business Day after date of despatch

7.4	The initial addresses and facsimile numbers of the parties for the service of communications and the person for whose attention such communications are to be marked are as follows:-

To Melco Leisure:-

Address:	Penthouse, 38th Floor, The Centrium, 60 Wyndham
Street, Central, Hong Kong
Facsimile no.:	(852) 3162 3579
Attn:	Mr. Samuel Tsang

To Melco Entertainment:-

Address:	Penthouse, 38th Floor, The Centrium, 60 Wyndham
Street, Central, Hong Kong
Facsimile no.:	(852) 3162 3579
Attn:	Mr. Samuel Tsang

with a copy to:-

Company:	Publishing and Broadcasting Limited
Facsimile no.:	(612) 9282 8828
Attn:	Company Secretary

7.5	A communication served in accordance with this Clause shall be deemed sufficiently served and in proving service and/or receipt of a communication it shall be sufficient to prove that such communication was left at the addressee’s address (in the case of personal delivery) or that the envelope containing such communication was properly addressed, postage pre-paid and posted to the addressee’s address (in the case of despatch by local mail or airmail) or that the communication was properly transmitted by facsimile to the addressee. In the case of communication by facsimile transmission, such transmission shall be deemed properly transmitted on receipt of a report of satisfactory transmission printed out by the sending machine.

8.	COSTS AND EXPENSES

Each party shall bear its own costs and expenses (including legal fees) incurred in connection with the preparation, negotiation, execution and performance of this Deed and all documents incidental or relating to Completion. Unless otherwise agreed between the parties, the entire amount of the stamp duty and other transfer taxes and levies (if any) in relation to the transfer of the Relevant Capital shall be borne by Melco Entertainment.

9.	MISCELLANEOUS

9.1	All provisions of this Deed shall so far as they remain to be performed or observed continue in full force and effect notwithstanding Completion.

9.2	This Deed may be executed in any number of counterparts and by different parties on separate counterparts, each of which is an original but, together, they constitute one and the same agreement.

9.3	Each of Melco Leisure and Melco Entertainment hereby undertakes to the other that it will do all such acts and things and execute all such deeds and documents as may be necessary or desirable to carry into effect or to give legal effect to the provisions of this Deed and the transactions contemplated hereby.

9.4	It is expressly declared that no variations hereof shall be effective unless made in writing and signed by all the parties hereto.

9.5	If at any time one or more provisions hereof is or becomes invalid, illegal, unenforceable or incapable of performance in any respect under the laws of any relevant jurisdiction, the validity, legality, enforceability or performance in that jurisdiction of the remaining provisions hereof or the validity, legality, enforceability or performance under the laws of any other relevant jurisdiction of those or any other provisions hereof shall not thereby in any way be affected or impaired.

10.	SUCCESSORS AND ASSIGNS

This Deed shall be binding on and shall enure for the benefit of each party’s successors and permitted assigns and personal representatives (as the case may be), but no assignment may be made of any of the rights or obligations hereunder of any party hereto without the prior written consent of the other party.

11.	WAIVER AND SEVERABILITY

11.1	No failure or delay by any party hereto in exercising any right, power or remedy under this Deed shall operate as a waiver thereof, nor shall any single or partial exercise of the same preclude any further exercise thereof or the exercise of any other right, power or remedy.

11.2	If at any time any provision of this Deed is or becomes illegal, invalid or unenforceable in any respect, the legality, validity and enforceability of the remaining provisions of this Deed shall not be affected or impaired thereby.

12.	GOVERNING LAW

12.1	This Deed shall be governed by and construed in accordance with the laws of Hong Kong and the parties hereto irrevocably submit to the non-exclusive jurisdiction of the Hong Kong courts.

12.2	The submission to the jurisdiction of the courts of Hong Kong shall not (and shall not be construed so as to) limit the right of any of the parties hereto to take proceedings against any of the other parties hereto in any court of competent jurisdiction, nor shall the taking of proceedings by any of the parties hereto in any one or more jurisdictions preclude it from taking proceedings in any other jurisdiction (whether concurrently or not) if and to the extent permitted by applicable law.

12.3	Melco Leisure hereby confirms that it has appointed Melco International Development Limited of Penthouse, 38th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong as its agent to receive and acknowledge on its behalf service of any writ, summons, order, judgment or other notice of legal process in Hong Kong and also agrees that any such legal process shall be sufficiently served on it if delivered to its service agent aforesaid. Melco Leisure further agrees to maintain a duly appointed agent in Hong Kong to accept service of process in Hong Kong and to keep the other party to this Deed informed of the name and address of such agent. Service on such process agent (or its substitutes appointed pursuant to the procedures described above) shall be deemed to be service on their appointor. The provisions of Clause 7 shall apply to the service of court process on the process agent of Melco Leisure as if references to an addressee of a communication in Clause 7 include such process agent.

12.4	Melco Entertainment hereby confirms that it has appointed Melco International Development Limited of Penthouse, 38th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong as its agent to receive and acknowledge on its behalf service of any writ, summons, order, judgment or other notice of legal process in Hong Kong and also agrees that any such legal process shall be sufficiently served on it if delivered to its service agent aforesaid. Melco Entertainment further agrees to maintain a duly appointed agent in Hong Kong to accept service of process in Hong Kong and to keep the other party to this Deed informed of the name and address of such agent. Service on such process agent (or its substitutes appointed pursuant to the procedures described above) shall be deemed to be service on their appointor. The provisions of Clause 7 shall apply to the service of court process on the process agent of Melco Entertainment as if references to an addressee of a communication in Clause 7 include such process agent,

IN WITNESS whereof the parties or their duly authorised representatives have executed this Deed on the date first before appearing.

SCHEDULE 1

The Company

(i)	Name	:	(in Chinese) (Melco Hoteis E Resorts (Macau) Limitada (in Portuguese)

	Registered office	:	Melco Hotels and Resorts (Macau) Limited (in English) Avenida Xian Xing Hai, n°. 105, Edificio Zhu Kuan, 19° andar, letras A-C e K-N, em Macau

	Date of incorporation	:	20th July 2004

	Place of incorporation	:	Macau

	Equity Capital	:	MOP25,000

	Directors/Administrators	:	Ho Yau Lung, Lawrence
Tsui Che Yin, Frank
Chan Ying Tat

	Shareholders	:	Melco Leisure and Entertainment Group Limited as to the capital amount of MOP25,000 representing the entire equity capital of the Company (of which the capital amount of MOP1,000 is held by Tsui Che Yin, Frank as a nominee for Melco Leisure and Entertainment Group Limited)

	Outstanding mortgage(s)/ encumbrance(s)/guarantee(s)/ indemnities	:	None

	Subsidiary	:	None

SCHEDULE 2

Macau Property

1.	A land parcel of 113,325 sq. meters located in Taipa, Macau, near to Cotai Strip and the Cotai Reclamation Area. The land parcel consists of the following two parcels:

(a)	Parcel A of 73,528 sq. meters, registered as Lot No. 23053 in the Property Registration Bureau;

(b)	Parcel B of 39,797 sq. meters, which is presumed by the Property Registration Bureau to be unregistered land.

2.	The land parcels are shown delineated on map No. 6328/2005, which is attached to the Consent Letter.

SCHEDULE 3

Form of Deed of Assignment

DATED THE      DAY OF                     2005

MELCO LEISURE AND ENTERTAINMENT GROUP LIMITED

as Assignor

and

MELCO ENTERTAINMENT LIMITED

as Assignee

DEED OF ASSIGNMENT

in relation to

a memorandum of agreement dated 28th October 2004

RICHARDS BUTLER
20th Floor
Alexandra House
16-20 Chater Road
Central, Hong Kong

THIS DEED OF ASSIGNMENT (“DEED”) is made on     , 2005

AND GIVEN BY:

(1)	MELCO LEISURE AND ENTERTAINMENT GROUP LIMITED, a company incorporated in British Virgin Islands with limited liability and having its registered office at the offices of Akara Building, 24 De Castro Street, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands (the “Assignor”); and

IN FAVOUR OF:

(2)	MELCO ENTERTAINMENT LIMITED, a company incorporated in the Cayman Islands and having its registered office at Walker House, Mary Street, P.O. Box 908GT, George Town, Grand Cayman, Cayman Islands (the “Assignee”).

WHEREAS:

(1)	By a transfer and assignment deed dated [•] (the “Principal Deed”) entered into between the Assignor and the Assignee, the Assignor has agreed to assign to the Assignee all of the Assignor’s right, title and interest in, and the full benefit of, the Joint Venture MOA upon the terms and subject to the conditions set out in the Principal Deed.

(2)	It is a term of the Principal Deed that the Assignor and the Assignee shall execute this Deed on completion of the Principal Deed.

THIS DEED WITNESSETH as follows:

1.	INTERPRETATION

1.1	Terms used in this Deed and not otherwise defined herein shall have the same respective meanings assigned to them in the Principal Deed.

1.2	Words importing the singular include the plural and vice versa, words importing one gender include every gender and references to persons include bodies corporate or unincorporated.

1.3	The headings to Clauses are for convenience only and have no legal effect.

2.	ASSIGNMENT

The Assignor hereby assigns absolutely, with immediate effect from the date of this Deed, to the Assignee, all of the Assignor’s right, title and interest in and under, and the full benefit of, the Joint Venture and the Joint Venture MOA (the “Assigned Property”).

3.	REPRESENTATIONS AND WARRANTIES

Each party hereto represents and warrants to the other party that:-

(i)	it has full power, authority and legal right to execute and deliver this Deed and to perform and observe the terms and conditions hereof;

(ii)	it has taken all necessary legal and corporate action to authorize the execution and delivery of this Deed and the performance and observance of the terms and conditions hereof; and

(iii)	this Deed constitutes the valid and binding obligation of such party enforceable in accordance with the terms hereof.

4.	FURTHER ASSURANCE

The Assignor shall, at any time and from time to time upon the written request of the Assignee, promptly and duly execute and deliver to the Assignee any and all such further instruments and documents that the Assignee may require for perfecting or protecting its interest in respect of the Assigned Property or as the Assignee may consider necessary to obtain the full benefit of this Deed and of the rights and benefits agreed to be transferred by the Assignor to the Assignee under this Deed.

5.	SUCCESSORS AND ASSIGNS

This Deed shall be binding on and shall enure for the benefit of each party’s successors and permitted assigns (as the case may be), but no assignment may be made of any of the rights or obligations hereunder of any party hereto without the prior written consent of the other party.

6.	LAW AND JURISDICTION

6.1	This Deed shall be governed by, and construed in accordance with the laws of the Hong Kong Special Administrative Region of the People’s Republic of China.

6.2	In relation to any legal action or proceedings to enforce this Deed or arising out of or in connection with this Deed (“Proceedings”), each party irrevocably submits to the non-exclusive jurisdiction of the Hong Kong courts, and waives any objection to Proceedings in such courts on the grounds of venue or on the grounds that proceedings have been brought in an inappropriate forum.

AS WITNESS whereof this Deed of Assignment has been duly executed under seal on the date first above written.

THE ASSIGNOR

SEALED with the COMMON SEAL of	)
MELCO LEISURE AND ENTERTAINMENT	)
GROUP LIMITED	)
in the presence of:-)

THE ASSIGNEE

SEALED with the COMMON SEAL of	)
MELCO ENTERTAINMENT LIMITED	)
in the presence of:-)

EXECUTION PAGE

MELCO LEISURE AND ENTERTAINMENT GROUP LIMITED

SEALED with the COMMON SEAL of	)
MELCO LEISURE AND ENTERTAINMENT	)
GROUP LIMITED	) [Company Seal]
in the presence of:-)

/s/

MELCO ENTERTAINMENT LIMITED	)
SEALED with the COMMON SEAL of	) [Company Seal]
MELCO ENTERTAINMENT LIMITED	)
in the presence of:-

/s/

Annexure A

The Announcement

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement has been prepared pursuant to, and in order to comply with, the Listing Rules and the Takeovers Code and does not constitute an offer to buy, or the solicitation of an offer to sell or subscribe for, any securities or an invitation to enter into an agreement to do any such things, nor is it calculated to invite any offer to buy, sell or subscribe for any securities.
[LOGO] Melco International Development Limited [Company name in Chinese]
(Incorporated in Hong Kong with limited liability)
Website http://www. melco.hk.cn
(Stock Code: 200)
PROPOSED ACQUISITION OF ADDITIONAL LAND IN MACAU FOR DEVELOPMENT AS AN INTEGRATED ENTERTAINMENT RESORT VERY SUBSTANTIAL ACQUISITIONS AND CONNECTED TRANSACTION
The Development Project

The Directors are pleased to announce that, on 10th May 2005, Melco Hotels accepted in principle an offer from the Macau Government to grant to Melco Hotels a long term lease in respect of a plot of land with an area of approximately 113,325 square metres in Taipa, Macau, on the Cotai Strip, for the construction and development of an integrated entertainment resort. The proposed development is expected to include:

14.58(3) 14.60(1), (2)

•      one five star hotel with approximately 500 rooms and two four star hotels with approximately 750 rooms each

•      subject to obtaining the necessary Macau regulatory approvals, a casino with approximately 45,000 sq. meters gaming space and 400 mass market gaming tables, 50 premium player market gaming tables and 3,000 electronic slot machines

•      two blocks of service apartments with approximately 142,000 sq. meters saleable area

•      retail shopping space of approximately 10,000 sq. meters

•      a performance hail with approximately 8,500 sq. meters auditorium and back of house areas

•      car parking facilities and other supporting infrastructure

The offer by the Macau Government to grant a long term lease in respect of the Land in the name of Melco Hotels was secured through the efforts of Great Respect, a company controlled by a discretionary trust of Dr. Stanley Ho, in the context of a joint venture established to apply to the Macau Government for the grant of one or more parcels of Land in Cotai, Macau. The Macau Government offered the opportunity to be granted development rights in respect of the Land to Melco Hotels in a letter dated 21st April 2005, which sets out detailed specifications of the permitted uses and developable gross floor area of the site and the applicable land premium payable to take up the grant of the lease. The terms of the proposed grant were accepted in principle by Melco Hotels on 10th May 2005, although a legally binding commitment of Melco Hotels will only arise upon the execution by it of a legally binding contract with the Macau Government. That legally binding contract will only be entered into by Melco Hotels subject to, or following, the approval of the Land grant and the project by Shareholders of Melco (by way of a poll) at the EGM.

Acquisition of Interests in the Joint Venture	14.58(3)

The Directors are also pleased to announce that, on 11th May 2005, Melco Entertainment agreed to acquire the interest of Great Respect in the Joint Venture referred to above which was established to apply to the Macau Government for the grant of one or more parcels of land in Cotai, Macau and which resulted in the offer of development rights in respect of the Land.

The Joint Venture is constituted by a legally binding Joint Venture MOA made between Melco Leisure and Great Respect on 28th October 2004. The Joint Venture MOA contemplated that Great Respect would use its best efforts, through its business relationships and connections in Macau, to apply to the Macau Government for the grant of development rights in respect of one or more parcels of land in Cotai, Macau. Great Respect is a company controlled by a discretionary family trust of Dr. Stanley Ho. Dr. Ho has had strong links with Macau and its business community over several decades. Dr. Ho and Great Respect have been able to employ Dr. Ho’s strong and enduring links with Macau and its business community for the benefit of Melco, to secure the opportunity for the Melco group to obtain a long term lease in respect of the Land, which is an opportunity which would not otherwise have been open to Melco. Under the Joint Venture MOA, for expedience Melco Leisure would make available one of its Macau subsidiaries (which was ultimately Macau Hotels) to the Joint Venture, as the Macanese vehicle to make the application.

The Joint Venture MOA provides that, if the Macau Government were to agree to grant land in Cotai to the Joint Venture, or the vehicle provided by Melco Leisure to make the application, Melco Leisure would have an interest of 50.8% in the land so agreed to be granted and Great Respect would have an interest of 49.2% in the relevant land and that, upon a land application being approved, Melco Leisure and Great Respect would jointly develop the land on a 50.8% (Melco Leisure):49.2% (Great Respect) basis.

In accordance with a Shareholders Agreement between Melco and PBL dated 8th March 2005, all gaming ventures in Macau are required to be carried out by Melco and PBL through their joint venture company, Melco Entertainment. Accordingly, pursuant to that Shareholders Agreement and a Declaration Agreement dated

9th March 2005 between Melco Leisure and Melco Entertainment, Melco Leisure is holding its 50.8% interest in the Joint Venture on behalf of Melco Entertainment and has agreed to transfer its 50.8% interest in the Joint Venture, and its interest in Melco Hotels, to Melco Entertainment.

Melco Entertainment has now also agreed to acquire the 49.2% interest of Great Respect in the Joint Venture, thereby giving Mete() Entertainment a 100% interest in the right to apply to the Macau Government for a long term lease of the Land and to subsequently develop the Land as an integrated entertainment resort.

Acquisition Agreements

Melco Entertainment has entered into the following agreements:

1. The First Agreement, dated 11th May 2005, with Great Respect and Melco, pursuant to which:	14.58(3) 14.58(4)

(a)         Melco Entertainment has agreed to purchase and take an assignment of the 49.2% interest in the Joint Venture held by Great Respect under the Joint Venture MOA, for a consideration of HK$1,180 million; and

(b)        Great Respect has undertaken to immediately subscribe the entire amount of the consideration to be received by it on completion of the First Agreement for Convertible Loan Notes to be issued by Melco.

2.          The Second Agreement, dated 11th May 2005, with Melco Leisure, pursuant to which Melco) Leisure will transfer its 50.8% interest in the Joint Venture and its interest in Melco Hotels to Melco Entertainment, in accordance with the requirements of the Shareholders Agreement and the Declaration Agreement.

14.58(3)

Convertible Loan Notes

The Convertible Loan Notes will be issued in the aggregate principal amount of HK$1,180 million, will not bear interest and will be convertible into Shares at an initial conversion price of HK$19.93 per Share, subject to customary adjustments. The conversion price has been calculated as the average closing price of a Share for the 5 (five) trading days up to and including the Last Trading Date. The Convertible Loan Notes are not transferable and are not permitted to be converted into Shares prior to the date of grant by the Macau Government to Melco Hotels of the long term lease in respect of the Land, for the construction and development of an integrated entertainment resort. Application will be made to the Listing Committee of the Stock Exchange for the listing of, and permission to deal in, the Shares falling to be issued on conversion of the Convertible Loan Notes. The exercise in full of the Convertible Loan Notes would result in the issue of an aggregate of 59,207,225 new Shares, representing approximately 12.06% of the issued share capital of Melco on the date of this announcement and 10.76% of the enlarged issued share capital on that date, assuming full conversion of the Convertible Loan Notes.

If a legally binding tong term lease in respect of the Land for the construction and development of an integrated entertainment resort is not formally granted to Melco Hotels by 31st December 2006, then Great Respect is required to transfer the Convertible Loan Notes back to Melco, for cancellation, and Melco is required to pay the proceeds received by it from Great Respect on subscription of the Convertible Loan Notes to Melco Entertainment, by way of refund of the purchase price for the acquisition of Great Respect’s interest in the Joint Venture.

Completion of the First Agreement and the Second Agreement are subject to the respective conditions precedent specified in this announcement. Completion of the Second Agreement is not conditional upon completion of the First Agreement; however, it is anticipated that (subject to the necessary shareholders approvals having been obtained and other relevant conditions precedent having been fulfilled), the Agreements will be completed at substantially the same time.

Implications under the Listing Rules

The First Agreement constitutes a very substantial acquisition for Melco under Chapter 14 of the Listing Rules, on the basis that the total assets which are the subject of the transaction (calculated as Great Respect’s 49.2% interest in the Joint Venture on the basis of the open market value of the Land derived from the preliminary valuation report of Savills (Hong Kong) Limited (an independent valuer) referred to below) exceeds 100% of the total assets of Melco. Accordingly, the First Agreement is conditional on approval by shareholders (by way of poll) at the EGM.

Great Respect is a company controlled by a discretionary family trust of Dr. Stanley Ho, who is a director, shareholder and connected person of Melco. Accordingly, the First Agreement also constitutes a connected transaction of Melco under the Listing Rules. Dr. Stanley Ho, Mr. Lawrence Ho and their respective associates, including Madam Lucina Laam King Ying, Better Joy and Lasting Legend will abstain from voting on the relevant resolution regarding the First Agreement and the transactions contemplated by it. In aggregate, these persons hold shares representing approximately 52.76% of the issued share capital of Melco as at the date of this announcement.	14A.56(2)

An independent board committee of Melco comprising its independent non-executive directors will be appointed to advise the Independent Shareholders in relation to the First Agreement and the transactions contemplated by it. An independent financial adviser will be appointed to advise the independent board committee.

The Second Agreement constitutes a very substantial disposal for Melco under Chapter 14 of the Listing Rules, on the basis that the preliminary open market valuation of the Land, as determined in the preliminary valuation report of Savills (Hong Kong) Limited (an independent valuer), exceeds 75% of the total assets of Melco. Accordingly, the Second Agreement is also conditional on approval by shareholders (by way of poll) at the EGM.

The legally binding commitments of Melco Hotels expected to be entered into in the future as a result of its in principle acceptance of the Macau Government’s offer to grant a long term lease in respect of the Land, and in connection with the future development of the Land as an integrated entertainment resort, will, in aggregate, constitute a very substantial acquisition for Melco under Chapter 14 of the Listing Rules, on the basis that the aggregate of the amount of the Land premium required to be paid to secure the grant of a long term lease in respect of the Land and the costs of development and construction of an integrated entertainment resort will exceed 100% of the total assets and total market capitalization of Melco. The aggregate of the amount of the

Land premium and estimated development costs of the integrated entertainment resort having the features described in this announcement are expected to be in the region of approximately HK$8,000 million.

Circular

A circular containing further details of:

(a) the Agreements and the transactions contemplated by them;

(b) the in principle acceptance by Melco Hotels of the Macau Government’s offer to grant a long term lease in respect of the Land; and

(c)       the proposed development of the Land, involving the construction of an integrated entertainment resort having the features referred to above;

together with the information required under the Listing Rules in relation to each of the foregoing, and convening the EGM, will be despatched to Shareholders within 21 days from the date of publication of this announcement.

Possible Fund Raising and Whitewash Waiver Application

In order to raise the funds required to finance the construction and development of the proposed integrated entertainment resort, as described in this announcement, Melco is considering a possible Placing of shares. If it proceeds, the Placing would result in the aggregate shareholding of the Concert Party being diluted to less than 50% of the voting rights of Melco. Following that dilution, an exercise of the Conversion Rights under the Convertible Loan Notes which results in the Concert Party’s shareholding increasing by more than 2% from the lowest percentage shareholding of the Concert Party within the 12 month period immediately preceding the date of exercise of those conversion rights would ordinarily require Great Respect or the Concert Party to make an unconditional cash offer to acquire all of the Shares of Melco other than those owned by the Concert Party, at the applicable conversion price.

However, if the Placing proceeds, an application will be made by Great Respect to the SFC for the Whitewash Waiver, in respect of the Shares falling to be issued on exercise in full of the conversion rights under the Convertible Loan Notes. If granted, the Whitewash Waiver would be subject to the approval of the Independent Shareholders and such approval would be sought at the EGM pursuant to a vote conducted by poll.

Suspension of Trading

At the request of Melco, the Shares were suspended from trading on the Stock Exchange at 9:30 a.m. on 11th May 2005 pending the release of this announcement. The Shares will remain suspended following the publication of this announcement, pending the publication of a further announcement regarding the possible Placing.

THE DEVELOPMENT PROJECT

On 10th May 2005, Meleo Hotels accepted in principle an offer from the Macau Government to grant to Melco Hotels	14.58(3) 14.60(1), (2)

a long term lease of land parcels on the Cotai Strip in Macau with an aggregate area of 113,325 sq. meters, for the development of an integrated entertainment resort with the following principal features:

•      one five star hotel with approximately 500 rooms and two four star hotels with approximately 750 rooms each

•      subject to obtaining the necessary Macau regulatory approvals, a casino with approximately 45,000 sq. meters gaming space and 400 mass market gaming tables., 50 premium player market gaming tables and 3,000 electronic slot machines

•      two blocks of service apartments with approximately 142,000 sq. meters saleable area

•      retail shopping space of approximately 10,000 sq. meters

•      a performance hall with approximately 8,500 sq. meters auditorium and back of house areas

•      car parking facilities and other supporting infrastructure

The Macau Government offered the opportunity to be granted development rights in respect of the Land to Melco Hotels in a letter dated 21st April 2005, which sets out detailed specifications of the permitted uses and developable gross floor area of the site and the applicable land premium payable to take up the grant. The terms of the proposed grant were accepted in principle by Melco Hotels on 10th May 2005. A limited number of matters in relation to the detailed terms of the grant and the undertaking of preliminary peripheral infrastructure work remain to be discussed with the Macau Government and Melco Hotels has, in addition, requested an increase in the developable site area from approximately 400,000 sq. meters to the approximately 450,000 sq. meters contemplated by the proposed development described above. The Directors anticipate that the requested modification to the developable gross floor area, to permit the development described above, will be granted by the Macau Government in the context of the process which is expected to ultimately result in the grant of a formal legally binding long term lease in respect of the Land. Subject to the foregoing, the terms of the proposed land grant are substantially agreed in principle, albeit that a legally binding commitment of Melco Hotels will only arise upon the execution by it of a legally binding contract with the Macau Government. That legally binding contract will only be entered into by Melco Hotels subject to, or following, the approval of the Land grant and the project by Shareholders of Melco (by way of a poll) at the EGM.

The Land consists of two individual parcels. The grant of development rights in respect of “Parcel A”, a parcel of land of 73,528 sq. meters which is registered as Lot No. 23053 in the Property Registration Bureau, would be conditional on the return of the land parcel to the Macau Government by the existing holder of development rights in respect of it. Such holder is an independent third party not connected with Melco or any of its substantial shareholders, directors or chief executive. Melco has obtained written confirmation from such holder that it will complete negotiations with the Macau Government as soon as possible with the intention that “Parcel N” is surrendered to the Macau Government (and hence granted to Melco Hotels) before May 2006. The grant of rights in respect of “Parcel B”, a parcel of land of 39,797 sq. meters which is thought to be unregistered, would not be subject to such a condition.	14A.56(2)

If granted, the lease term would initially be 25 years, with the right to renew for further consecutive periods of 25 years in accordance with the applicable provisions of Macau law.

The premium payable on the grant of a long term lease for the construction and development on the Land of an integrated entertainment resort having the features described above will need to be agreed with the Macau Government in the context of the process which is expected to ultimately result in the formal grant of a long term lease in respect of the Land. The amount of the land premium originally proposed by the Macau Government in its 21st April 2005 letter is MOP 509,124,823 (equivalent to approximately HK$[•]), although this amount may be adjusted if the Macau Government accedes to Melco Hotels’ request to increase the developable gross floor area at the site from approximately 400,000 sq. meters to approximately 450,000 sq. meters. In addition, as is customary for this type of project, it is anticipated that Melco Hotels will also be required to provide guarantee money to the Macau Government by way of a cash deposit or bank guarantee acceptable to the Macau Government. It is anticipated that the amount of the guarantee money required to be provided by Melco Hotels will be in the region of MOP 2,300,000 (equivalent to approximately HK$[•]).

The legally binding commitments of Melco Hotels expected to be entered into in the future as a result of its in principle acceptance of the Macau Government’s offer to grant a long term lease in respect of the Land, and in connection with the future development of the Land will only be entered into subject to, or following, the approval of the project by the shareholders of Melco (by way of poll) at the EGM.

The Directors intend to reach an agreement with SJM whereby, upon completion of the proposed casino and subject to obtaining the necessary Macau regulatory approvals, SJM would take a lease of and operate the casino, while (subject as aforesaid) the electronic gaming machine lounge will be managed by Mocha Slot, a subsidiary of Melco Entertainment. SJM, which is a subsidiary of STDM, is one of the three concessionaries granted rights by the Macau Government to engage in casino gaming operations in Macau from 1st April 2002 to 31st March 2020. Although there is currently no agreement in place with SJM for the lease and operation of the proposed casino, this model has been employed in Melco’s other principal investment in Macau, a luxury hotel with a casino and electronic gaming machine lounge on a parcel of land with an area of approximately 5,230 sq. meters located at Biaxa da Taipa, Macau. Pursuant to those arrangements, a lease will be granted to SJM for a period from the commencement of business of the hotel to the expiry of SJM’s concession to operate casinos in Macau. In terms of rental under the lease, the Melco Group is entitled to receive 40% of the gross monthly revenue generated from 60 (out of a total of 160) gaming tables and a percentage to be agreed between SJM and the Melco Group (but in any event not less than 30%) of the gross monthly revenue generated from the remaining 100 gaming tables. The Directors intend to enter into arrangements on a similar basis with SJM in relation to the casino to be built as part of the integrated entertainment resort described in this announcement. Dr. Stanley Ho, who is the Chairman and an Executive Director of Melco, has an equity interest in SJM and is a director of STDM. SJM is, therefore, treated by Melco as a connected person under the Listing Rules. Accordingly, the terms of any agreement reached with SJM in relation to the lease and operation of the	14A.56(2), (3)

proposed casino would constitute a connected transaction of Melco under Chapter 14A of the Listing Rules and, in the absence of any applicable exceptions, would be subject to the approval of the Independent Shareholders.

The offer by the Macau Government to grant a long term lease in respect of the Land in the name of Melco Hotels for the development of an integrated entertainment resort was secured through the efforts of Great Respect in the context of the Joint Venture. Melco Entertainment has agreed to acquire a 100% interest in the Joint Venture, as described below.

ACQUISITION OF INTERESTS IN THE JOINT VENTURE

A group structure chart appears below. Melco Entertainment is a company incorporated in the Cayman Islands which is directly owned as to 80% by Melco PBL Holdings and as to the balance of 20% by Melco Leisure. Melco Leisure is a wholly owned subsidiary of Melco, while Melco PBL Holdings is a 50/50 joint venture between Melco and PBL. Accordingly, Melco has a 60% direct and indirect attributable interest in Melco Entertainment.

On 11th May 2005, Melco Entertainment agreed to acquire the 49.2% interest of Great Respect in a Joint Venture established to apply to the Macau Government for the grant of one or more parcels of land in Cotai, Macau.	14.58(3)

The Joint Venture is constituted by a legally binding Joint Venture MOA made between Melco Leisure and Great Respect on 28th October 2004. The Joint Venture MOA contemplated that Great Respect would use its best efforts, through its business relationships and connections in Macau, to apply to the Macau Government for the grant of development rights in respect of one or more parcels of land in Cotai, Macau. Great Respect is a company controlled by a discretionary family trust of Dr. Stanley Ho. Dr. Ho has had strong links with Macau and its business community over several decades. Dr. Ho and Great Respect have been able to employ Dr. Ho’s strong and enduring links with Macau and its business community for the benefit of Melco, to secure the opportunity for the Melco group to obtain a long term lease in respect of the Land, which is an opportunity which would not otherwise have been open to Melco. Under the Joint Venture MOA, for expedience Melco Leisure would make available one of its Macau subsidiaries (which was ultimately Melco Hotels) to the Joint Venture, as the Macanese vehicle to make the application.

The Joint Venture MOA provides that, if the Macau Government were to agree to grant land in Cotai to the Joint Venture, or the vehicle provided by Melco Leisure to make the application, Melco Leisure would have an interest of 50.8% in the land so agreed to be granted and Great Respect would have an interest of 49.2% in the relevant land and that, upon a land application being approved, Melco Leisure and Great Respect would jointly develop the land on a 50.8% (Melee Leisure):49.2% (Great Respect) basis.

The Acquisition Agreements

Melco Entertainment has entered into the following two agreements:

1. The First Agreement, dated 11th May 2005, with Great Respect and Melco, pursuant to which:	14.58(3)

(a)         Melco Entertainment has agreed to purchase and take an assignment of the 49.2% interest in the Joint Venture held by Great Respect under the Joint Venture MOA, for a consideration of HK$1,180 million; and

14.58(4)

(b)        Great Respect has undertaken to immediately subscribe the entire amount of the consideration to be received by it on completion of the First Agreement for Convertible Loan Notes to be issued by Melco.

2.          The Second Agreement, dated 11th May 2005, with Melco Leisure, pursuant to which Melco Leisure will transfer its 50.8% interest in the Joint Venture and its interest in Melco Hotels to Melco Entertainment, in accordance with the requirements of the Shareholders Agreement and the Declaration Agreement and in consideration of the mutual benefits to be derived by, and reciprocal covenants of, Melco and PBL under the Shareholders Agreement.

The Convertible Loan Notes will be issued in the principal amount of HK$1,180 million, will not bear interest and will be convertible into Shares at an initial conversion price of HK$19.93 per Share, subject to customary adjustments. The conversion price has been calculated as the average closing price of a Share for the five (5) trading days up to and including the Last Trading Date. The Convertible Loan Notes are not transferable without the consent of Melco and are not permitted to be converted into Shares prior to the date of grant by the Macau Government to Melco Hotels of the long term lease in respect of the Land for the construction and development of an integrated entertainment resort. Application will be made to the Listing Committee of the Stock Exchange for the listing of, and permission to deal in, the Shares falling to be issued on conversion of the Convertible Loan Notes. The exercise in full of the Convertible Loan Notes would result in the issue of an aggregate of 59,207,225 new Shares, representing approximately 12.06% of the issued share capital of Melco on the date of this announcement and 10.76% of the enlarged issued share capital on that date assuming full conversion of the Convertible Loan Notes.

If the legally binding long term lease in respect of the Land is not formally granted to Melco Hotels by 31st December 2006, then Great Respect is required to transfer the Convertible Loan Notes to Melco for cancellation, and Melco is required to pay the proceeds received by it from Great Respect on subscription of the Convertible Loan Notes to Melco Entertainment, by way of refund of the purchase price for the acquisition of Great Respect’s interest in the Joint Venture.

The following diagrams illustrate the structure of Melco’s gaming, entertainment and hospitality businesses in Asia Pacific and Greater China before and after completion of the acquisition described above:

Before Completion

Notes:

(1)      Melco Entertainment currently holds 70% of Great Wonders, but has agreed to acquire the remaining 30% from STDM pursuant to the arrangements described in Melco’s announcement dated 22nd March 2005.

(2) Great Respect is a company controlled by a discretionary family trust of Dr. Stanley Ho

After Completion

Note:

(1)      Melco Entertainment currently holds 70% of Great Wonders, but has agreed to acquire the remaining 30% from STDM pursuant to the arrangements described in Melco’s announcement dated 22nd March 2005.

(2) Holds the right to apply to the Macau Government to be granted a long term lease in respect of the Land, for the construction and development of a hotel complex, derived from the Joint Venture.

The First Agreement

Date	:	11th May 2005	14.58(3)

Parties	:	Great Respect, as assignor

Melco Entertainment, as assignee

Melco, as issuer of the Convertible Loan Notes

Interest to be acquired	:	49.2% interest in the Joint Venture held by Great Respect

Consideration	:	HK$1,180 million	14.58(4)

Terms of Payment	:	The consideration of HK$1,180 million is payable in cash on completion. However, Great Respect has agreed to immediately apply the entire amount of the consideration received by it on completion of the First Agreement to subscribe for the Convertible Loan Notes.

Other Terms	:	If the legally binding long term lease in respect of the Land for the construction and development of an integrated entertainment resort is not formally granted by the Macau Government on or before 31st December 2006, Great Respect is required to surrender the entire amount of the Convertible Loan Notes to Melco for cancellation, and Melco, is required to pay the proceeds received by it from Great Respect on subscription of the Convertible Loan Notes to Melco Entertainment, by way of refund of the purchase price for the acquisition of Great Respect’s interest in the Joint Venture.

The Second Agreement

Set out below is a summary of the principal terms of the Second Agreement:

Date	:	11th May 2005	14.58(3)

Parties	:	Melco Leisure, as assignor and vendor

Melco Entertainment, as assignee and purchaser

Interest to be acquired	:	50.8% interest in the Joint Venture and entire issued equity of Melco Hotels

Consideration	:	To be transferred in accordance with the requirements of the Shareholders Agreement and the Declaration Agreement, in consideration of the mutual benefits to be derived by Melco and PBL, under the Shareholders Agreement and the reciprocal covenants of each of them under that agreement.	14.58(4)

The Convertible Loan Notes

Principal Amount	:	HK$1,180 million, equal to the consideration payable to Great Respect on the acquisition of its 49.2% interest in the Joint Venture.

Status	:	General, unsecured obligations of Melco ranking equally among themselves and pari passu with all other present and future unsecured and unsubordinated obligations of Melco.

Maturity	:	Five years from the date of issue.

Interest	:	The Convertible Loan Notes do not bear interest.

Conversion	:	The principal amount of the Convertible Loan Notes is convertible into Shares, at an initial conversion price of HK$19.93 per Share, subject to customary adjustments in accordance with the terms of the Convertible Loan Notes. The conversion price is equal to the average closing price of the Shares on the five trading days immediately preceeding the Last Trading Date. If the conversion rights in respect of the Convertible Loan Notes were exercised in full at the initial conversion price, the Shares falling to be issued on exercise of the Convertible Loan Notes would represent approximately 10.76% of the issued share capital of Melco as at the date of this announcement and approximately 12.06% of the enlarged share capital assuming conversion of the Convertible Loan Notes in full (but, in each case, disregarding amounts of accrued interest which can be converted into Shares under the terms of the Convertible Loan Notes).

Transfer	:	The Convertible Loan Notes are not transferable.

Moratorium on Conversion:	:	The Convertible Loan Notes are not permitted to be converted prior to the date on which the long term lease in respect of the Land, for the construction and development of an integrated entertainment resort, is granted to Melco Hotels by the Macau Government.

Conditions Precedent

The First Agreement

Completion of the First Agreement is conditional upon the fulfillment (or, in the case of paragraph (d) below, waiver) of the following conditions precedent:

(a)       The First Agreement and the transactions contemplated thereby, including the subscription and issue of the Convertible Loan Notes, having been approved by a resolution of the Independent Shareholders in general meeting taken on a poll and Melco having obtained all other approvals and consents which are necessary or desirable for the completion of the transactions contemplated by the First Agreement;

(b) listing permission to deal in the Shares falling to be issued on conversion of the Convertible Loan Notes having been granted by the Stock Exchange and not having been revoked;

(c)       all consents or approvals of any relevant governmental authorities or other relevant regulatory bodies in Hong Kong and Macau which are necessary for entering into the First Agreement and the consummation of the transactions contemplated thereby having been obtained and not having been revoked; and

(d) Great Respect delivering to Melco Entertainment an opinion addressed to it by a firm of lawyers qualified to advise on Hong Kong law, in an agreed form.

If any of the conditions precedent have not been fulfilled (or, in the case of the condition referred to in paragraph (d) above, waived) by 31st December 2006 (or such later date as the parties to the First Agreement may agree in writing), any party to the First Agreement may at its option (but without prejudice to any other right or remedy it may have), by notice to the other parties to the First Agreement elect to terminate the First Agreement, in which event the First Agreement will be of no further effect, the rights and obligations of the parties under the First Agreement will lapse and the parties thereto will be released from such obligations without any liability.

The Second Agreement

Completion of the Second Agreement is conditional upon the fulfillment (or, in the case of paragraph (c) below, waiver) of the following conditions precedent:

(a)       The Second Agreement and the transactions contemplated thereby having been approved by resolution of the Shareholders in general meeting taken on a poll and Melco having obtained all other approvals and consents which are necessary or desirable for the completion of the transactions contemplated by the Second Agreement;

(b)      all consents or approvals of any relevant governmental authorities or other relevant regulatory bodies in Hong Kong and Macau which are necessary for entering into the Second Agreement and the consummation of the transactions contemplated thereby having been obtained and not having been revoked; and

(c) Melco Leisure having delivered to Melee Entertainment an opinion addressed to Melee Entertainment by a firm of lawyers qualified to advise on Macau law, in an agreed form.

If the conditions precedent have not been fulfilled (or in the case of the condition referred to in paragraph (c) above, waived) by 31st December 2006 (or such later date as the parties to the Second Agreement may agree in writing) then either party to the Second Agreement may at its option (but without prejudice to any other right or remedy it may have) by notice to the other party to the Second Agreement elect to terminate the Second Agreement, in which event the Second Agreement shall be of no further effect, the rights and obligations of the parties under the Second Agreement will lapse and the parties thereto will be released from such obligations without any liability.

Completion

The First Agreement provides that completion will take place on the 3rd Business Day following the fulfillment or (if applicable) waiver of the conditions precedent to completion under the First Agreement, or such other time as the parties to the First Agreement may agree.

The Second Agreement provides that completion will take place on the 3rd Business Day following the fulfillment or (if applicable) waiver of the conditions precedent to completion under the Second Agreement, or such other time as the parties to the Second Agreement may agree.

The Directors anticipate that the First Agreement and the Second Agreement will be completed around [ ].

REASONS FOR AND BENEFITS OF THE TRANSACTIONS DESCRIBED IN THIS ANNOUNCEMENT	14.58(8)

The acquisition of the Land provides Melee with a sizeable and valuable piece of land at a strategic location in Macau and offers Melco a rare opportunity to considerably expand its leisure, entertainment and hospitality business there. When completed, the development will provide a visible presence of Melco in Macau. With the anticipated increase of the number of tourists from Mainland China, the continued increase in per capita annual disposal income of urban households in the PRC, the growth in GDP (Gross Domestic Product) in Macau in 2004, the buoyant condition of the Macau property market, the increasing demand for quality residential, retail and hotel property in Macau, the increased demand for serviced apartments as a result of the many new developments in Macau, the increase in Macau’s employment rate and the increase in expatriate work force in the gambling and related industries there, Melco is confident that the proposed developments on the Land will provide significant recurring income to Melco when completed.

INFORMATION ON MELCO ENTERTAINMENT AND MELCO PBL HOLDINGS	14.58(2)

Melco Entertainment is a company incorporated in the Cayman Islands which is directly owned as to 80% by Melco PBL Holdings and as to the balance of 20% by Melco Leisure, a wholly owned subsidiary of Melco. The board of directors of Melco Entertainment consists of 9 directors, of whom Melco has appointed 5 directors and its joint venture partner PBL has appointed 4 directors.

Melco PBL Holdings is a 50:50 joint venture company established between Melco and PBL with the intention for it to become the holding company of a premiere gaming and entertainment group engaged in the gaming, entertainment and hospitality businesses in the Asia Pacific and Greater China regions.

PBL is an Australian company and has its securities listed on the Australian Stock Exchange. It is one of Australia’s largest diversified media and entertainment companies, the core business of which includes television production and broadcasting, magazine publishing and distribution, gaming and entertainment. Through its wholly owned subsidiary, Crown Limited, PBL operates one of the largest entertainment complexes in Australia including the Crown Casino, which is the largest casino in the Southern hemisphere, and two luxury hotels, namely the Crown Towers and the Crown Promenade Hotel, in Melbourne, Australia. Except for its interest in Melco PBL Holdings and its subsidiaries and its related rights to appoint directors to the board of Melco PBL Holdings and its subsidiaries, PBL is not otherwise a connected person of Melco or any of its subsidiaries, its substantial shareholders, chief executive or Directors.	14A.56(2)

The operation and management of Melco PBL Holdings and Melco Entertainment are governed by the provisions of a Shareholders Agreement dated 8th March 2005 between, among others, Melco and PBL. Pursuant to the provisions of that Shareholders Agreement:

(a)       Melco PBL Holdings is the principal investment vehicle for all future expansion and acquisition activities of both the Melco Group and the PBL Group in the gaming, entertainment and hospitality industries in the Asia Pacific region (excluding Australia and New Zealand) and the Greater China region.

(b)      All gaming venture opportunities sourced by the Melco Group or the PBL Group in the Asia Pacific region other than Greater China, Australia and New Zealand, are required to be contributed to, and carried out through, a joint venture company to be established and owned as to 80% by Melco PBL Holdings and as to 20% by PBL, thus giving PBL a direct and indirect attributable interest in that joint venture company of 60% and Melco a direct and indirect attributable interest in that joint venture company of 40%.

(c)       Similarly, all gaming venture opportunities in Greater China (including Macau) sourced by the Melco Group or the PBL Group are required to be contributed to, and carried out through, a separate joint venture company, owned as to 80% by Melco PBL Holdings and as to 20% by Melco. Accordingly, Melco has a direct and indirect 60% attributable interest in the joint venture company responsible for Greater China, with PBL holding the remaining 40%. The joint venture company responsible for gaming venture opportunities in Great China (including Macau) is Melco Entertainment.

The requirement for each of the Melco Group and the PBL Group to transfer all their respective gaming venture opportunities in Asia Pacific (excluding Australia and New Zealand) and Greater China into one or other of the joint venture companies, which are subsidiaries of Melco PBL Holdings and held in the respective proportions described above, is expected to benefit both Melco and PBL from the respective efforts and business connections of the other in the relevant jurisdictions. Each of them is expected to benefit from the reciprocal covenants and obligations of the other in this regard under the Shareholders Agreement.

Accordingly, following the Shareholders Agreement having been entered into, the Declaration Agreement was entered into on 9th March 2005. Under the Declaration Agreement, Melco Leisure declared that all its rights and benefits under the Joint Venture MOA and its 50.8% interest in the Joint Venture were held for the benefit of Melco Entertainment and would be transferred to Melco Entertainment at its request, to the intent that Melco Leisure’s 50.8% interest in any land acquired by the Joint Venture would be transferred to and developed by Melco Entertainment (instead of Melco Leisure) in conjunction with Great Respect.

INFORMATION ON THE JOINT VENTURE

The Joint Venture is constituted by a legally binding Joint Venture MOA made between Melco Leisure and Great Respect on 28th October 2004. The Joint Venture MOA contains the following principal terms:

•      An acknowledgement that Great Respect, through its business relationships and connections, may be able to secure land in Cotai, Macau and that the parties wish to apply for any land which could be secured and, if obtained, to jointly develop the land.

•      Great Respect is required to use its best efforts and with due diligence, through its business relationships and connections, to proceed to apply to the Macau Government for the grant of development rights in relation to one or more parcels of land in Cotai, Macau. For expedience, Melco Leisure would make available one of its Macau subsidiaries as the Macanese vehicle to make the application.

•      Great Respect is responsible for all costs and expenses incurred in relation to the application, provided that the land premium payable on the grant of any land successfully secured as a result of Great Respect’s efforts would be borne by Melco Leisure and Great Respect in accordance with the percentages specified below.

•      The Joint Venture MOA provides that if the Macau Government were to agree to grant land in Cotai to the Joint Venture, or the vehicle provided by Melco Leisure to make the application, Melco Leisure would have an interest of 50.8% in the land and Great Respect would have an interest of 49.2%.

•      Similarly, the Joint Venture MOA also provides that, upon a land application being approved, the parties would form a joint venture to develop the land on a 50.8% (Melco Leisure) 49.2% (Great Respect) basis.

•      Great Respect is required to liaise with SJM for the operation of a casino at the developed property.

•      The Joint Venture MOA contemplates that the parties would negotiate and enter into more detailed joint venture documentation prior to the formal grant of development rights in relation to any land secured by Great Respect for the benefit of the Joint Venture.

INFORMATION ON THE MELCO GROUP	14.58(2)

Currently, the Melco group’s business is broadly divided into four divisions:

•      Leisure and entertainment

•      Investment banking and financial services

•      Technology

•      Property investment

Great Wonders, an existing member of the Melco Entertainment group, currently has been granted the right to develop a luxury hotel with a casino and electronic gaming machine lounge on a parcel of land with an area of approximately 5,230 sq. metres located at Biaxa da Taipa, Macau. It is contemplated that upon completion of the hotel, the casino will be operated by SJM and the electronic gaming machine lounge will (subject to the approval of the Macau Government authorities) be managed by Mocha Slot, a subsidiary of Melco Entertainment. Details of this investment are set out in Melco’s announcements dated 23rd November 2004 and its shareholder circular dated 5th January 2005.

FINANCIAL INFORMATION	14.58(6), (7)

Except for having been offered the right to apply to the Macau Government for the development rights in respect of the Land and except for Melco Hotels having made an application to the Macau Government for the grant of development rights, each of the Joint Venture and Melco Hotels do not carry on any business or have any other material assets. Moreover, since no development rights have yet been granted in respect of the Land, the 49.2% interest of Great Respect in the Joint Venture does not have a net asset value, net profits or income stream attributable to it. The unaudited management accounts of Melco Hotels as at [ ] show a negative net asset value of MOP$[ ] (equivalent to approximately HK($[•]) as at the date of those management accounts and an accumulated loss of MOP$[ ] (equivalent to approximately HK$[•]) since the date of Melco Hotels’ incorporation on 20th July 2004.

BASIS OF DETERMINATION OF PURCHASE PRICE FOR THE ACQUISITION AND CONVERTIBLE LOAN NOTES CONVERSION PRICE	14.58(5)

A long term lease in respect of the Land for the construction and development of an integrated entertainment resort having the features described above, once granted, has been valued in the preliminary report of Savills (Hong Kong) Limited, an independent valuer, at approximately HK$4,506 million on an open market basis and on the basis of generally accepted valuation methodologies. The purchase price for Great Respect’s 49.2% interest in the Joint Venture has been arrived at after arm’s length negotiations among the parties (including the representatives of PBL on Melco Entertainment’s board), principally by reference to that preliminary valuation report. The purchase price for Great Respect’s 49.2% interest in the Joint Venture represents a significant discount to the amount derived from the preliminary valuation report of Savills (Hong Kong) Limited. Details of the final report will be set out in the circular to be sent to Shareholders. The purchase price for Great Respect’s 49.2% interest in the Joint Venture has been unanimously approved by the board of directors of Melco Entertainment, including the directors appointed by PBL.

The conversion price under the Convertible Loan Notes to be subscribed by Great Respect on completion of the First Agreement has been determined as the average closing price of a Share for the five consecutive trading days up to and including the Last Trading Date.

FINANCING FOR THE TRANSACTIONS DESCRIBED IN THIS ANNOUNCEMENT

The consideration of HK$1,180 million for the acquisition of the 49.2% interest of Great Respect in the Joint Venture will be financed from existing internal resources of Melco Entertainment.	14.58(4)

Great Respect has agreed to apply the entire amount of the proceeds of the sale of its interest in the Joint Venture in subscription for the Convertible Loan Notes, in order to assist Melco in financing its share of the development costs of the Land and the proposed integrated entertainment resort. Those development costs will be required to be provided by Melco and PBL to Melco Entertainment, in proportion to their respective shareholdings in Melco Entertainment.

The financing required for the contemplated development of the Land and the construction and development of the integrated entertainment resort described in this announcement, will be financed:

•      in part from the internal resources of Melco and PBL;

•      in part from the proceeds of the subscription for the Convertible Loan Notes by Great Respect;

•      in part from the proceeds of a possible Placing, details of which will be set out in a subsequent announcement; and

•      to the extent required, from third party bank borrowings and other sources.

EFFECT ON SHAREHOLDINGS OF MELCO

The existing issued share capital of Melco comprises 491,019,270 Shares. A concert party comprising Mr. Lawrence Ho, Lasting Legend, Better Joy, Dr. Stanley Ho, Madam Laam King Ying and Shun Tak Shipping Co. Ltd. hold, in aggregate, 259,066,422 shares representing approximately 52.76% of the shares in issue. The balance of 231,952,848 shares, representing approximately 47.24% of Melco, are held by the public.

Dr. Stanley Ho is the father of Mr. Lawrence Ho and Madam Laam King Ying is the mother of Mr. Lawrence Ho. Shun Tak Shipping Co. Ltd. is a company controlled by Dr. Stanley Ho. Lasting Legend and Better Joy are both companies controlled by Mr. Lawrence Ho. As such, Dr. Stanley Ho, Madam Laam King Ying, Shun Tak, Lasting Legend, Better Joy and Mr. Lawrence Ho are parties acting in concert for the purposes of the Takeovers Code.

In addition, STDM holds a HK$100 million 5 year convertible bond and a HK$56 million 5 year convertible bond which are convertible into 25,000,000 and 6,829,268 new Shares, respectively, at the conversion price of HK$4.00 per Share and HK$8.20 per Share, respectively. Dr. Stanley Ho is a director and shareholder of STDM, which is deemed under the Takeovers Code to be acting in concert with the Concert Party.

As referred to in Melco’s announcement dated 22nd March 2005, Melco has entered into an agreement with STDM for the purpose of acquiring the remaining 30% interest in Great Wonders. The consideration for the acquisition includes the issue of 11,111,111 new Shares at an issue price of HK$18.00 per Share to STDM. Those Shares represent approximately 2.26% of the existing issued Shares of the Company and approximately 2.21% of the enlarged issued Share capital of Melco immediately following their allotment and issue. The acquisition of the remaining 30% of Great Wonders from STDM is a connected transaction for Melco under the Listing Rules and is, therefore, subject to approval by resolution of the Independent Shareholders, which will be proposed at an extraordinary general meeting of Melco to be convened and held in June 2005. Subject to that approval having been obtained, those Shares will be issued to STDM on the later of the date of completion of the acquisition of the remaining 30% interest in Great Wonders or the date of the grant by the Macau Government of a long term lease in respect of the land in Baixa, Taipa held by Great Wonders.

The table below shows the Shareholding of the Company:

•      as at the date of this announcement

•      on issue of the consideration shares to be issued to STDM on completion of the acquisition of the remaining 30% of Great Wonders, as referred to above

•      assuming full conversion of the HK$100 million 5 year convertible bonds and the HK$56 million 5 year convertible bonds held by STDM

•      assuming conversion of the Convertible Loan Notes to be issued on completion of the First Agreement

	Issued Shares at the date of this announcement		Upon issue of the 11,111,111 Shares agreed to be issued to STDM (as referred to above)		Upon Conversion of the Convertible Loan Notes in full			Upon exercise in full of the convertible bonds held by STDM (as referred to above)
	Number of Shares	%	Number of Shares	%	Number of Shares		%	Number of Shares		%
Better Joy (Note b)	144,266.303	29.381	144,266,303	28.731%	144,266,303		25.700%	144,266,303		24.321%
Mr. Lawrence Ho (Note c)	60,470,818	12.315	60,470,818	12.043%	60,470,818		10.773%	60,470,818		10.195%
Shun Tak Shipping Co. Ltd. (Note d)	39,083,147	7.960	39,083,147	7.783%	39,083,147		6.963%	39,083,147		6.589%
Dr. Stanley Ho	15,023,867	3.060	15,023,867	2.992%	74,231,092		13.224%	74,231,092		12.514%

(Note e)					(note f	)		(note f	)
Madam Lucina Laam King Ying	222,287	0.045	222,287	0.044%	222,287		0.040%	222,287		0.037%
STDM			11,111,111	2.213%	11,111,111		1.979%	42,940,379		7.239%
Others (Public)	231,952,848	47.239	231,952,848	46.194%	231,952,848		41.321%	231,952,848		39.104%

Notes:

a.        Each column assumes the steps referred to in all previous columns have been completed.

b.        Better Joy is owned as to 77% by Mr. Lawrence Ho and as to 23% by Dr. Stanley Ho.

c.         Interest of Mr. Lawrence Ho includes his personal interest and the interest held through Lasting Legend, a company controlled and wholly owned by him.

d. Interest of Shun Tak Shipping Co. Ltd. includes the interests held by it and its wholly owned subsidiaries.

e. Interest of Dr. Stanley Ho includes his personal interests and interests held through two companies controlled and wholly owned by him, namely, Sharikat Investments Limited and Dareset Limited.

f. Includes interests held through Great Respect, a company controlled by a discretionary family trust of Dr. Stanley Ho.

IMPLICATIONS UNDER THE TAKEOVERS CODE, POSSIBLE PLACING AND POSSIBLE WHITEWASH WAIVER

The Concert Party currently holds Shares representing approximately 52.76% of the total voting rights of Melco. Great Respect is deemed under the Takeovers Code to be a member of the Concert Party.

As set out in Note 10 to Rule 26.1 of the Takeovers Code, in general, the acquisition of convertible securities does not give rise to an obligation under Rule 26 of the Takeovers Code to make an offer, but the exercise of any conversion rights will be considered to be an acquisition of voting rights for the purpose of Rule 26 of the Takeovers Code. Accordingly, the issue of the Convertible Loan Notes on completion of the First Agreement will, in and of itself, not have any Takeovers Code consequences prior to the exercise of the conversion rights under the Convertible Loan Notes.

As referred to above, Melco and its controlling shareholders are currently considering a possible Placing, in order to raise part of the funding required for the development of the project described in this announcement. If the Placing proceeds, the shareholding of the Concert Party in Melco will be diluted to less than 50% of the total voting rights of Melco. The Placing, if it were to proceed, would be completed prior to completion of the First Agreement. Accordingly, if, following the Placing and the issue of the Convertible Loan Notes on completion of the First Agreement, the conversion rights conferred by the Convertible Loan Notes were subsequently exercised in circumstances where the exercise of the conversion rights resulted in an increase of the Concert Party’s shareholding in Melco by more than 2% from the lowest percentage holding of the Concert Party in the 12 month period immediately preceding the date of that exercise, the Concert Party would ordinarily be obliged, as a result of that exercise of conversion rights, to make an unconditional cash offer to acquire all of the Shares of Melco other than those already owned by the Concert Party.

However, if the Placing proceeds, an application will be made by Great Respect to the SFC for the Whitewash Waiver which, if granted, would be subject to the approval of independent shareholders, such approval to be sought at the EGM pursuant to a vote conducted by way of poll. The Whitewash Waiver would be a waiver by the Executive of the obligations of Great Respect and the Concert Party to make a mandatory general offer to acquire the entire issued share capital of Melco not otherwise owned by the Concert Party as a result of the exercise in full of the Convertible Loan Notes, following the Placing having occurred and the shareholding of the Concert Party in Melco having been diluted to less than 50% of the voting rights of Melco.

The transactions described in this announcement are not conditional on the Whitewash Waiver being granted.

IMPLICATIONS UNDER THE LISTING RULES

The First Agreement constitutes a very substantial acquisition for Melco under Chapter 14 of the Listing Rules, on the basis that the total assets which are the subject of the transaction (calculated as Great Respect’s 49.2% interest in the Joint Venture on the basis of the open market value of the Land derived from the preliminary valuation report of Savills (Hong Kong) Limited (an independent valuer)), exceeds 100% of the total assets of Melco. Accordingly, the First Agreement is conditional on approval by Shareholders (by way of poll) at the EGM.

Great Respect is a company controlled by a discretionary family trust of Dr. Stanley Ho, who is a director, shareholder and connected person of Melco. Accordingly, the First Agreement also constitutes a connected transaction of Melco under the Listing Rules. Dr. Stanley Ho, Mr. Lawrence Ho and their respective associates, including Madam Lucina Laam King Ying, Better Joy, Lasting Legend and (to the extent it holds Shares at the relevant time) STDM, will abstain from voting on the relevant resolution regarding the First Agreement and the transactions contemplated by it. In aggregate, these persons hold Shares representing approximately 52.76% of the issued Share capital of Melco.	14A.56(2)

An independent board committee of Melco comprising its independent non-executive directors will be appointed to advise the Independent Shareholders on whether or not the terms of the First Agreement and the transactions contemplated by it are fair and reasonable and in the interests of the Independent Shareholders as a whole. An independent financial adviser will be appointed to advise the independent board committee.

The Second Agreement constitutes a very substantial disposal for Melco under Chapter 14 of the Listing Rules, on the basis that the preliminary open market valuation of the Land, as determined in the preliminary valuation report of Savills (Hong Kong) Limited (an independent valuer), exceeds 75% of the total assets of Melco. Accordingly, the Second Agreement is also conditional on approval by shareholders (by way of poll) at the EGM.

The legally binding commitments of Melco Hotels expected to be entered into in the future as a result of its in principle acceptance of the Macau Government’s offer to grant a long term lease in respect of the Land, and in connection with the future development of the Land as an integrated entertainment resort, will, in aggregate, constitute a very substantial acquisition for Melco under Chapter 14 of the Listing Rules, on the basis that the aggregate of the amount of the Land premium required to be paid to secure the grant of a long term lease in respect of the Land and the costs of development and construction of an integrated entertainment resort having the features described in this announcement will exceed 100% of the total assets and total market capitalization of Melco. The total costs of obtaining the development rights in respect of the Land and completing the development of the project described in this announcement are expected to be in the region of HK$8,000 million.

A circular containing further details of:

(a) the Agreements and the transactions contemplated by them;

(b) the in principle acceptance by Melco Hotels of the Macau Government’s offer to grant a long term lease in respect of the Land; and

(c) the proposed development of the Land, involving the construction of an integrated entertainment resort having the features described in this announcement;

together with the information required by the Listing Rules, and convening the EGM, will be dispatched to Shareholders within 21 days from the date of publication of this announcement. The information required by the Listing Rules to be incorporated in that circular includes the following:

•      A description of the principal terms of the Agreements

•      A description of the terms of the in principle acceptance by Melco Hotels on 10th May 2005 of the Macau Government’s offer to grant a long term lease in respect of the Land

•      The proposals for the development of the Land as an integrated entertainment resort

•      A valuation report in respect of the Land, prepared by Savills (Hong Kong) Limited, an independent valuer

•      The recommendation from the independent board committee of Melco in respect of the First Agreement and the transactions contemplated thereby

•      A letter of advice from the independent financial adviser to the independent board committee of Melco in respect of the First Agreement and the transactions contemplated thereby

VIEWS OF THE DIRECTORS

The Directors, other than the members of the independent board committee appointed to consider the transactions contemplated by the First Agreement (who reserve their views pending receipt of the letter of advice to be issued by the independent financial adviser), consider that the terms of the First Agreement are fair and reasonable and in the interests of the Shareholders as a whole.

The Directors also consider that the terms of the Second Agreement are fair and reasonable and in the interest of the Shareholders as a whole.	14.58(8)

The Directors further consider that the terms on which Melco Hotels has accepted in principle the Macau Government’s offer to grant a long term lease in respect of the Land, and the proposal to develop the Land as an integrated entertainment resort having the features described in this announcement, are each fair and reasonable and in the interests of the Shareholders as a whole.

SUSPENSION AND RESUMPTION OF TRADING

At the request of Melco, the Shares were suspended from trading on the Stock Exchange at 9:30 a.m. on 11th May 2005, pending the release of this announcement. The Shares will remain suspended following the publication of this announcement, pending the publication of a further announcement regarding the possible Placing referred to above.

As at the date of this announcement, the executive directors of Melco are Dr. Stanley Ho, Mr. Lawrence Ho and Mr. Frank Tsoi; the non-executive directors are Mr. Ng Ching Wo and Mr. Ho Cheuk Yuet; and the three independent non-executive directors are Sir Roger Lobo, Mr. Robert Kwan and Dr. Lo Kar Shui.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms have the meanings set opposite them below:

“Agreements”	the First Agreement and the Second Agreement

“associate”	the meaning assigned to that expression in the Listing Rules

“Better Joy”	Better Joy Overseas Limited, a company owned as to 77% by Mr. Lawrence Ho and as to 23% by Dr. Stanley Ho

“Board”	the Board of Directors of Melco

“Concert Party”	the concert party consisting of Dr. Stanley Ho, Madam Lucina Laam King Ying, Mr. Lawrence Ho, Lasting Legend, Better Joy, STDM and Great Respect

“Convertible Loan Notes”	HK$1,180 million in principal amount of Convertible Loan Notes due 2010 to be issued by Melco and subscribed by Great Respect under the First Agreement and conferring the right to subscribe for new Shares at an initial conversion price of HK$19.93 per Share, subject to adjustment in accordance with the terms and conditions of the Convertible Loan Notes

“Declaration Agreement”	the agreement dated 9th March 2005 between Melco Leisure and Melco Entertainment, pursuant to which Melco Leisure declared that all its rights and benefits under the Joint Venture MOA are held by it on behalf of Melco Entertainment and that it would, at the request of Melco Entertainment, and as required by the Shareholders Agreement, transfer its 50.8% interest under the Joint Venture MOA and its interest in Melco Hotels to Melco Entertainment

“EGM”	the extraordinary general meeting of Shareholders proposed to be convened by Melco to consider and, if thought fit, approve:

(a) the Agreements and the transactions contemplated by them;

(b) The grant of a long term lease in respect of the Land to Melco Hotels;

(c) the development of the Land by Melco Hotels and Melco Entertainment, involving the construction of an integrated entertainment resort having the features described in this announcement; and

(d) if the Placing proceeds, the Whitewash Waiver;

“Executive”	the Executive Director of the Corporate Finance Division of the SFC

“First Agreement”	an agreement dated 11th May 2005 between Melco Entertainment, Great Respect and Melco relating to the acquisition by Melco Entertainment of the 49.2% interest of Great Respect in the Joint Venture and the application by Great Respect of the proceeds of that acquisition to subscribe for the Convertible Loan Notes to be issued by Melco

“Great Wonders”	Great Wonders, Investments, Limited, which is currently a 70% owned subsidiary of Melco Entertainment and which would become a wholly owned subsidiary of Melco Entertainment on completion of the proposed acquisition by Melco Entertainment of the remaining 30% interest in Great Wonders held by STDM, announced by Melco on 22nd March 2005

“Independent Shareholders”	Shareholders of Melco other than Dr. Stanley Ho and his associates, namely Madam Lucina Laam King Ying, Mr. Lawrence Ho, Lasting Legend, Better Joy and (if it holds Shares at the relevant time) STDM

“Joint Venture”	the joint venture established by the Joint Venture MOA

“Joint Venture MOA”	the legally binding Memorandum of Agreement dated 28th October 2004 between Melco Leisure and Great Respect having the principal terms described in this announcement;

“Lasting Legend”	Lasting Legend Limited, a company wholly owned by Mr. Lawrence Ho

“Land”	a parcel of land with an area of 113,325 sq. metres located at Taipa, Macau, on the Cotai Strip

“Last Trading Date”	10th May 2005, being the last date on which the Shares were traded on the Stock Exchange prior to the suspension of trading in the Shares made at the request of Melco pending the release of this announcement

“Listing Rules”	the Rules governing the Listing of securities on the Stock Exchange of Hong Kong Limited

“Melco”	Melco International Development Limited, a company established under the laws of Hong Kong and having its securities listed on the Stock Exchange

“Melco Entertainment”	Melco Entertainment Limited, a subsidiary of Melco PBL Holdings established under the laws of the Cayman Islands to engage in the business of gaming, entertainment and hospitality in the Greater China Region

“Melco Hotels”	Melco Hotels and Resorts (Macau) Limited, a subsidiary of Melco Leisure established under the laws of Macau

“Melco Leisure”	Melco Leisure & Entertainment Group Limited, a subsidiary of Melco established under the laws of the British Virgin Islands

“Melco PBL Holdings”	Melco PBL Holdings Limited, a 50/50 joint venture established between Melco and PBL under the laws of the Cayman Islands to engage in the businesses of gaming, entertainment and hospitality in the Asia Pacific and Greater China regions

“Mocha Slot”	Mocha Slot Group Limited, a subsidiary of Melco Entertainment, established under the laws of Macau

“MOP”	pataca, the lawful currency of Macau

“PBL”	Publishing and Broadcasting Limited, a company established under the laws of Australia and having its securities listed on the Australian Stock Exchange

“Placing”	a possible placing of existing Shares held by one or more members of the Concert Party and a corresponding “top up” subscription for new Shares (as contemplated by Listing Rule 14A.31(3)(d) and Note 6 of the Notes on dispensations from Rule 26.1 of the Takeovers Code), which is being considered by the Directors

“Second Agreement”	an agreement dated [11th] May 2005 between Melco Entertainment as transferee and Melco Leisure as transferor, pursuant to which Melco Leisure will transfer its 50.8% interest in the Joint Venture and its interest in Melco Hotels to Melco Entertainment, in accordance with the requirements of the Shareholders Agreement and the Declaration Agreement

“Shares”	ordinary shares of HK$1.00 each in the capital of Melco

“Shareholders”	holders of Shares

“SJM”	Sociedade de Jogos de Macau, S.A., a company established under the laws of Macau and a subsidiary of STDM

“STDM”	Sociedade de Turismo e Diversoes de Macau, S.A.R.L. a company established under the laws of Macau

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Takeovers Code”	the Hong Kong Code on Takeovers and Mergers

“Whitewash Waiver”	the waiver by the Executive of the obligations of Great Respect and the Concert Party to make a mandatory offer pursuant to the provisions of Rule 26 of the Takeovers Code to acquire the entire issued share capital of Melco not otherwise owned by the Concert Party, arising as a result of any and all future exercises of the conversion rights conferred by the Convertible Loan Notes, such waiver to be unconditional or subject to such conditions as are customary or which are reasonably acceptable to Great Respect and the Concert Party, including the approval of the Independent Shareholders pursuant to a vote conducted by way of poll having been obtained at the EGM and full compliance with the provisions of the Takeovers Code

By order of the board of
Melco International Development Limited
Lawrence Ho
Managing Director

Hong Kong, [•] May 2005

Please also refer to the published version of this announcement in the Standard.